EXHIBIT 95

MINE SAFETY DISCLOSURE

At Arconic, management strives to work safely in a manner that protects and promotes the health and well-being of the Company’s employees, contractors, and the communities in which Arconic operates because it is fundamentally the right thing to do. Despite uncertainties and economic challenges, Arconic remains committed to living its values and managing risks accordingly. In 2015, 44.4% of Arconic’s global locations reported no recordable injuries, and 79.1% reported zero lost workdays. In Arconic’s 2015 Employee Global Voices Survey, “If I see a situation that is unsafe, I can stop work” received the highest overall rating (at 92% favorable) by employees participating in the survey.

Arconic’s health and safety systems are anchored by committed people who are actively engaged and effectively support a safe work environment, safe work methods, and overall production system stability. Each day, people at all levels proactively monitor and intervene to defend against weaknesses that develop in Arconic’s safety systems by identifying potential hazards and error-likely situations and responding to eliminate or control them.

In the table below, there are disclosures involving the Point Comfort, Texas alumina refinery. All citations have been or are being addressed. None constituted an imminent danger.

Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

Certain of Arconic’s U.S. facilities are subject to regulation by the Mine Safety and Health Administration (MSHA) under the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The MSHA inspects these facilities on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever the MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation. Citations or orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed.

Management believes the following mine safety disclosures meet the requirements of section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

Mine Safety Data. The table and other data below present mine safety information related to Arconic’s U.S. facilities subject to MSHA regulation, as required by section 1503(a)(1) of the Dodd-Frank Act. The following data reflects citations and orders received from the MSHA during the quarter ended September 30, 2016, as reflected in the MSHA system on September 30, 2016, and the proposed penalties received from the MSHA during such period. ($ in full amounts)

Mine or Operating Name/MSHA Identification Number(1)	Section 104 S&S Citations(3) (#)	Section 104(b) Orders(4) (#)	Section 104(d) Citations and Orders(5) (#)	Section 110(b)(2) Violations(6) (#)	Section 107(a) Orders(7) (#)	Total Dollar Value of MSHA Assessments Pro-posed(8) ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Point Comfort, TX Alumina Refinery(2)	1	—	1	—	—	$23,783	—	no	no	15	2	2

(1)	The MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided in this table is presented by mine or operation rather than the MSHA identification number because that is how Arconic manages and operates its business, and management believes that this presentation is more useful to investors.
(2)	Under the Interagency Agreement dated March 29, 1979 between the MSHA, the U.S. Department of Labor, and The Occupational Safety and Health Administration, alumina refineries (such as Arconic’s Point Comfort facility) are subject to MSHA jurisdiction.
(3)	Represents the total number of citations issued under section 104 of the Mine Act, for violations of mandatory health or safety standards that could significantly and substantially contribute to a serious injury if left unabated. This includes the citations listed under the column headed §104(d).
(4)	Represents the total number of orders issued under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period prescribed by the MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until the MSHA determines that the violation has been abated.
(5)	Represents the total number of citations and orders issued under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.
(6)	Represents the total number of flagrant violations identified under section 110(b)(2) of the Mine Act.
(7)	Represents the total number of imminent danger orders issued under section 107(a) of the Mine Act.
(8)	Amounts represent the total dollar value of proposed assessments received.

During the quarter ended September 30, 2016, Arconic had no mining related contractor fatalities. None of the Company’s mining operations received written notice from the MSHA of a pattern of, or the potential to have a pattern of, violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act.

The Federal Mine Safety and Health Review Commission (the “Commission”) is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. As of September 30, 2016, Arconic has a total of 15 matters pending before the Commission. Fourteen of these matters concern contests of citations or orders issued under the Mine Act, along with the contests of the proposed penalties for each of these. The other matter was a retaliation complaint filed by an employee, which was dismissed by an Administrative Law Judge on September 28, 2015. The employee has appealed the dismissal to the Commission, where the matter is pending. All of these matters concern citations, orders or proposed assessments issued by MSHA during 2016 (seven), 2015 (six) or 2014 (two).